SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                  Report on Form 6-K for the month of June 2003
                                      -----

                  Hellenic Telecommunications Organization S.A.
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F X     Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.)

                                 Yes ___    No ____


Enclosures:

1. Press release dated: June 30, 2003

OTE Announces Major Resolutions from 51St General Assembly

    ATHENS, Greece--(BUSINESS WIRE)--June 30, 2003--Hellenic Telecommunications Organization S.A. (OTE) (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today held its 51st Annual General Shareholder Meeting.
    The Shareholder Meeting approved the payment of a dividend of EUR0.70 per share for the fiscal year 2002, representing a yield of 6.8% based on the current share price. The dividend will be paid out within the next two months to shareholders of record as of June 30, 2003.
    The Meeting approved the financial statements for fiscal year 2002. SOL and Ernst & Young were approved as statutory auditors for fiscal year 2003. In addition, the AGM rescinded the decision made by an Extraordinary Shareholder Meeting on January 28, 2002, regarding the transfer of assets of the Infrastructure and Services division to a separate company.
    Following the resignation of G. Polyzogopoulos from the Board of Directors of OTE, the AGM approved the nomination of Spyros Floudas. Mr. Floudas holds a law degree from the University of Athens, a post-graduate degree in European studies from the University of Geneva, and a diploma from the Universities of Aosta and Nice. Mr. Floudas was the Coordinator of the EU Greek Presidency Taskforce within the Ministry of Economy and Finance in the first half of 2003. From 1994 to 2002, he served as General Manager of the Hellenic Export Promotion Organization. From 1978 to 1994, he served in a number of positions within the Ministry of National Economy. Mr. Floudas speaks fluent English and French.

    About OTE

    OTE is a provider of public, fixed switched domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.
    Additional Information is also available on http://www.ote.gr.
Email: IRoffice@ote.gr

    Forward-looking statement

    Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2000 filed with the SEC on July 15, 2002.

    CONTACT: OTE:
             Dimitris Tzelepis - Group Investor Relations Officer
             Tel: +30 210 611 1574
             email: dtzelepis@ote.gr
             or
             Kostas Bratsikas - Investor Relations
             Tel: +30 210 611 1428
             email: brakon@ote.gr
             or
             Taylor Rafferty:
             London: +44 20 7936 0400
              New York: +1 212-889-4350
             email: ote@taylor-rafferty.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              Hellenic Telecommunications Organization S.A.


Date: 30 June 2003            By: /s/ Dimitris Kodvatos
                                 ----------------------
                            Name:  Dimitris Kodvatos
                            Title: Chief Financial Officer